Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

Octobe 13, 2011

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
Re: Home Treasure Finders, Inc.
Form S-1/A
File number 333-176154

Dear Ms. Lippman:

We are submitting herewith the First Amendment to Form S-1 filed previously. We have incorporated numerous changes in response to the Commission’s letter dated September 6, 2011.

Please note that the Company is currently taking steps to become licensed as a Real Estate Broker in Colorado. We have amended our business plan to include this step which we believe is key to our ability to generate future revenue as more fully outlined in this letter and in our Form S-1A1.

We have made extensive changes in connection with this disclosure. All tables may be found in the S-1A1.

This letter makes reference to each comment of the Commission and details the changes we have made.

1.
This offering is being conducted to raise money which will be utilized by the Company in furtherance of its business plan. Our business plan relates to generating revenue in connection with real estate transactions completed by our contracted buyer agents. The requirements of Rule 419 do not relate to our business.

Following is our detailed response to the bullet points contained in comment number 1, as cited by the Commission in connection with Rule 419. For clarity, we refer to said points as 1(a)- 1(h):

1(a) Yes, we are a development stage company issuing penny stock. Starting in 2012, we plan to use the proceeds from the sale of our shares to continue our business development.

1(b) We hold a different view from that expressed in the Commission’s comment. We have had, and continue to undertake, significant business activity in furtherance of our business plan. Our financial statements include related business development costs during historical accounting periods as follows:

	Management	Consultants (shares)	Consultants (cash)
2008 (5 months)	$33,300	0	0
2009	$12,700	$720	$3,000
2010	$21,820	$2,320	$1,000
2011 (6 months)	$12,090	0	0

Ms. Brigitte Lippman
Octobe 13, 2011

In summary, management has contributed time on a continuous basis since inception. This time has been valued at a total of $79,910. Management has applied a large portion of contributed time to locate, direct and pay its technical consultants to substantially completed our website in support of our business plan.  We have determined that our investment in direct consultant labor for our website is $7,040 as of June 30, 2011.

Further, during 2009 management has conducted two test transactions by completing two out of state referrals. This was done to prove and document our  strategy for revenue generation. In connection with these two test transactions, $3,866 in commission referral checks were deposited into the Company’s checking account and subsequently payouts to management were made in the amount of 3,750. Home Treasure Finders retained 3% or $116, booked by our accountants as contributed capital. This activity demonstrated that the Company’s business plan will generate revenue. In the future, once we have been licensed in Colorado as a real estate broker, agreements with buyer agents will provide for 25% retention by the Company.

1(c) We hold a different view from that expressed in the Commission’s comment. As detailed above, we completed two test transactions. This involved the activities of our officer to negotiate arrangements with listing brokers to pass on leads to us. Thereafter, management located a buyer’s agent to write a contract with a buyer. The closing generated payout of the referral commission. We believe that in the future such verbal agreements can be scaled up, and, as business necessity dictates, put in writing once we are licensed to do so. In any case, our revenue strategy was tested and verified during 2009 and the Company received benefit from those transactions, booked by our accountants as contributed capita. Our accountant, Mary Dalling,  CPA tell us that future revenue we generate from similar sources and activities as related to our business plan will be booked as revenue and we believe our future planned  revenue meets “net revenue” accounting criteria. Based upon the success of our revenue generating tests, during the remainder of 2009 and 2010, we invested significant management time and the skills of three web designers to work on our website. Please see www.Hometreasurefinders.com.

At the suggestion of the Commission, we have included contracts with our web designers as exhibits. During both 2009 and 2010, our cash budgeted for website development was very limited. So our technical consultants continued limited work on the website for shares. They could not continue on such basis during 2011 and our website remains incomplete. On completion of this offering we will expend a portion of the money to have our web designers complete internal features of the website architecture which are essential to our financial success as they allow us to better recruit and track future revenue generated in transactions closed by our buyer agents. We must activate additional features that track data on listing agents, buyer agents and process the flow of commission splits which is the core data of our business model. We believe we must write and test the related code so that our internal site is up and fully running before formalizing agreements with listing agents.
The foregoing shows significant measurable progress toward the ultimate profitability of Home Treasure Finders.

Ms. Brigitte Lippman
Octobe 13, 2011

1(d) Yes, to raise needed capital to fund our business plan, in 2008 we completed a share exchange transaction with a blank check company, Ambermax III. James Wiegand was the sole director of Ambermax III.  In negotiations with James Wiegand to raise this money for Home Treasure Finders we explained how Home Treasure Finders Inc. would, if funded, deliver value to the investors involved with Ambermax III. At consummation of the transaction, the former shareholders of Ambermax III became shareholders of Home Treasure Finders, Inc. We believe they stand to benefit from our unique, scalable business plan. This is the same plan that we are now actively pursuing. We have been assured by various securities attorneys that our actions as well as the actions of James Wiegand in connection with forming Ambermax III and completing the transaction with Home Treasure Finders were done in conformance with securities law. In our view, all parties involved exercised appropriate business judgment.  In any case, completion of the Ambermax III transaction has provided important money which has been utilized by Home Treasure Finder to pursue our business plan. After discussion with our legal advisor we have formed an opinion that none of the issues raised by the Commission in this bullet point have relevance to Rule 419 applicability to this funding.

1(e) Yes, James Wiegand, has been active in various companies, which include operating, blank check and development stage companies. James Wiegand is not an officer or director of Home Treasure Finders. Ownership of 200,000 shares of the common stock of Home treasure finders, and his personal business activities, past, present and future, do not identify James Wiegand as a promoter of Home Treasure Finders. James Wiegand exercises no control over any present or future decisions affecting the shareholders of Home Treasure Finders, and is therefore irrelevant to this funding.

1(f) We agree that our balance sheet presently shows limited cash and prepaid expenses assets. As the Commission must be aware, accounting rules prevent us from capitalizing our website, the significant time and expertise contributed by management as well as other intangible assets of our business. Following this funding we expect to complete our website, locate and train buyer’s agents, build relationships including written contracts with listing agents, place our signs on their listings, mentor our buyer brokers to close the leads we provide and thereby build a revenue stream. We believe that registering our Company with the State of Colorado as a licensed Broker and so achieving these milestones will enable us to retain earnings. If we already had significant retained earnings from operations, our shares would be priced significantly higher and a good portion of the upside potential of our offering would be unavailable to investors. We believe our present balance sheet, as augmented by our planned funding and other options available to us should the need arise at some point in the future,  is an adequate base on which to build a significant revenue stream and thereby compensate the loyalty of our shareholders.

1(g) We hold a different view from that expressed in the Commission’s comment. We believe that our business plan can be implemented at the minimum level of funding provided for in this offering. As suggested by the Commission, we have expanded and clarified disclosures in connection with our business plan to show the specific timing of milestones that we can achieve over the next 12 months. Inherent in our financial plan at the minimum level is the requirement for disciplined and thoughtful use of investor funds. We believe we can deliver good results by carefully utilizing proceeds from this funding to activate operations.

1(h) We agree and have rewritten various portions of the document to better disclose our business plan.  We believe our day to day activities in connection with that plan can be carried out at minimal cash expense. Please see Plan of Operations and Projections section on pages 22 through 24 for estimates of our anticipated revenues and expenses and detailed description of how we will use the proceeds of this funding to achieve our revenue targets.

Ms. Brigitte Lippman
Octobe 13, 2011

We believe it is appropriate to retain a list the of day to day activities of Corey Wiegand.  There is nothing on this list of Home Treasure Finders activities that concerns or overlaps with Mr. Wiegand’s “current business as a realtor.”

For example, Corey Wiegand neither receives, nor deposits, any “Referral Checks” in his current business. The current real estate business of Corey Wiegand does not involve referral checks because Mr. Wiegand does not have any agents working underneath him and does not receive any leads or referrals from other real estate professionals. Rather, in all activities that Mr. Wiegand presently conducts in connection with “current business as a realtor” buyers and sellers are all both originated and handled by him directly.

2.
We have given the entire document a though review  and retained, eliminated or properly qualified any and all disclosure made in connection with past, present and anticipated future revenues and operations as appropriate and to point out that the Company is currently taking steps to become licensed as a Real Estate Broker in Colorado. We have amended our business plan to include this step.

It is important to further note in light of our response to Comment number one, that since inception the Company’s management has continuously pursed and presently attempts to conduct on a daily basis, all those day to day activities listed on page 28. When a particular activity need not, or cannot, be addressed on a particular day, due to constraints for example stemming from time, money or appointment scheduling, then that activity will be pursued on the next available day in which it’s pursuit would be timely or appropriate. A specific example is activities which relate to IVR signs. We plan to purchase the IVR signs and set up the IVR system with money from this funding. We a have identified the copy we want to use on the signs, sign size, color, placement, various suppliers, availability and payment terms. Up to $500 from the minimum level of this funding is earmarked for IVR signs in the filing disclosure. Further activities in connection with IVR signs must await completion of the minimum level of funding contemplated in this IPO and completion of the IVR set up which is estimated in our “Use of Proceeds” at an additional $700 and must be completed before signs are purchased. Other daily activities are also awaiting the effectiveness and completion of this Registration Statement and subsequent IPO.  Where appropriate, we have added estimated timing of key milestone goals. We revised the list of Corey Wiegand’s executive activities to include those done on a quarterly basis.

We have deleted any description of predecessor activities of management prior to formation of Home Treasure Finders in July of 2008.

3.	We have made revisions throughout the document to clarify that Corey Wiegand serves as President, CEO and CFO (principle accounting officer)

4.
We have revised the document to clarify that stocks are quoted as opposed to listed or traded on the OTCBB and OTCQB. We have also revised the document to clarify that there is no guarantee that we will be quoted on the OTCBB or OTCQB.

5.	We have included a dilution table on page 6 which conforms to the information required by item 506 of Regulation S-K.

6.	We have included a disclosure on the cover page, page 4 and in the Plan of Distribution on page 37 that the primary offering will have a duration of one year.

Ms. Brigitte Lippman
Octobe 13, 2011

7.
We have discussed the criteria regarding “affiliates” with counsel who informs us that neither Kevin Byrne nor James Wiegand meet the applicable criteria to be considered affiliates. For example, they are not officers, directors, significant shareholders or promoters. The role of James Wiegand as Dirctor, officer and shareholder of Ambermax III in connection with our 2008 transaction with Ambermax III ended with the consummation of that transaction and the  resignation of James Wiegand from all positions with Ambermax III. Kevin Byrne resigned all positions in our Company in December of 2010. Kevin Byrne and James Wiegand have no influence over the Company other than that stemming from their share ownership as disclosed in the table of selling shareholders.

Supplementally, we are attaching a copy of the above referenced resignation of James Wiegand.

8.
We have revised the cover page in the second paragraph to state that the selling shareholders will sell their shares at a fixed price of $ 0.10 per share until our securities are quoted on the OTCBB or OTCQB, if at all, and thereafter at prevailing market prices or privately negotiated prices.

We have clarified the second sentence in the fourth paragraph of the cover page noting that sales of the selling shareholders, other than the significant shareholders of the Company, will be made at prevailing market prices.

9.	We have deleted “generated only minimal revenues from two completed referral transactions.”

This has been replaced with “realized only $116 in net proceeds to the Company from two completed referral test transactions which we have booked as contributed capital from financing transactions. “ We believe, going forward, the Company can generate revenue that will appear as such in our financial statements once it is fully licensed as a Real Estate Broker by the State of Colorado.

10.	We have filed our agreements with Walt White and Jason Darymple and Sonja Gouak as Exhibits.

11.	We have deleted “Description of Private Placements: None” from the bottom of page 4. Please see our response to comment 40.

12.
We believe that two sections contained in our present statement of risks adequately disclose  risks in connection with this comment:

See page 9 Risk  in bold type beginning “We are controlled by our current officer and director” and following paragraph.

See also page 15 Risk  in bold type beginning “If the Company uses stock in acquisitions of other entities….”and the following paragraph

We further believe that because James Wiegand has no past or present influence on decisions affecting the shareholders of Home Treasure Finders, it would be inappropriate and misleading to expand the scope of the Home Treasure Finders risks section to discuss or speculate about a different set of risks which could come to play. Presently, those risks, if they can be said to exist are ill defined and future in nature and would only become relevant following a business failure or liquidation of Home Treasure Finders.
James Wiegand has no role to play in connection with Home Treasure Finders now or at some indefinite time in the future. Therefore, we believe it would be highly speculative, inappropriate, untrue and misleading to discuss a defined role for James Wiegand. Because of his previous business activities, it is conceivable that James Wiegand could attempt to influence Corey Wiegand and thus play a role in such uncertainties and related risks, however, we regard such an attempt to misuse fatherly  influence as unlikely.

Ms. Brigitte Lippman
Octobe 13, 2011

We believe the risk section should enumerate only those presently known risks faced by investors in the shares of home Treasure Finders under its present business plan with Corey Wiegand as sole director, President, CEO and CFO.

Some of the reasoning behind our beliefs and view on this comment include:

1.
In any business, there exists the possibility that management and/or the present business plan may not succeed. Should that occur, management in place at that time might  consider numerous options including but not limited to restructuring, bankruptcy, liquidation, sale of control, reverse merger or acquisition of a “ cash cow.” Present management has no contingency plan to deal with a contingency involving “total failure of our business and consequent total abandonment of our business plan.  Further, the range of options available to the management of a failing or failed business is nearly limitless. It would be speculative and misleading to discuss “a reverse merger with James Wiegand as finder”, or whatever circumstance the probing nature of this comment from the Commission seems to be contemplating, as if it were an assured or planned future event. Narrow speculation of this sort in to our Risk Section is inappropriate as it would lead investors to assume that management has a reverse merger” in it’s back pocket” or “prefers reverse merger” should the fortunes of Home Treasure Finders, as it is presently constituted, become challenged, our real estate lead business fails to attain profitability or is deemed a lost cause.

2.
Speculation that Corey Wiegand will locate and consummate a reverse merger transaction in the event the present business of Home Treasure Finders was to fail places an unreasonable secondary commitment on Corey Wiegand. That burden is unreasonable and unacceptable.

3.
Finally, James Wiegand, father of Corey Wiegand is 64 years old, semi-retired, and not presently active in any merger and acquisitions activities or profession, and after reading this comment he states that is not willing to emerge from planned retirement. James Wiegand further states that he is not presently informed regarding either the securities field or the merger and acquisitions field. James Wiegand further states such that he will not be “waiting in the wings” to manage a business combination or restructuring involving Home Treasure Finders. He further states that the only reverse merger deal in which he was involved, that might be construed as comparable conditions, was consummated in 1996.

Therefore, we have retained the prior scope of our Risks Section. We feel it is appropriate to discuss only those risks associated with our present business plan, under present management. We are unable to foresee future business circumstances and the many related options that might present themselves. We cannot at this time generate an alternative set of risks to shareholders in the event the present business plan does not succeed.

Supplementary, in response to the final issue raised  by the Commission  in comment number 12, we are providing further detail as requested by the commission. Following are tables with very specific description of Corey Wiegand’s daily and quarterly activity plan including the hours budgeted for each activity for each quarter during 2012:

Ms. Brigitte Lippman
Octobe 13, 2011

		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

1	Place advertisements on Craiglist and other job related websites to recruit struggling Buyer's Agents.	2	2	2	2
2	Place cold calls to established listing agents to set up meetings to present our buyer agency outsourcing service	30	20	15	15
3	Meet with listing agents to procure buyer agency outsourcing agreements	12	9	9	11
4	Respond to emails and set up interviews with struggling buyer agents	2	2	2	2
5	Meet with struggling buyer agents to procure referral agreements	1	1	1	1
6	Train buyer agents	12	27	42	57
7	Meet with producing buyer agents to evaluate their progress and obtain their call logs	15	15	15	15
8	Meet with producing listing agents to obtain accurate status updates on their listings and submit buyer agent call logs	2	4	6	8
9	Follow up with buyer agents to manage pending contracts	10	15	20	25
10	Deposit referral checks from buyer agent closings	0.5	0.75	1	1.25
11	Cut commission checks to buyer agents	0.5	0.75	1	1.25
12	Cut referral checks to listing agents	0.5	0.75	1	1.25
13	Organize, Motivate and Manage contract laborers	10	2.5	1	1
14	Organize, Motivate and Manage software and web design contractors	10	2.5	1	1

		Hours By Quarter

1	Attend Sales Seminars to continually improve the Cold Conversion System	2	2	2	2
2	Attend Continuing Education Seminars to adapt to the changing market	2	2	2	2
3	Attend local and National Realtor Conventions to Present the Buyer Agent Outsourcing	0	0	0	8
4	Convert Buyer Agent Trainings to Webinars to allow for training Buyer Agents in other states	8	8	0	0
5	Create Strategic Partnerships and Network with Local and Nationally based business	0	0	5	0

We do not believe it would be appropriate to place this entire chart in the prospectus because it may need to be altered and because it discloses aspects of our business which we consider to be proprietary. Rather, we have included a summary of this information on page 28.

Ms. Brigitte Lippman
Octobe 13, 2011

13.
In the second risk of the Risk Section we have deleted “We believe the cash we have in the bank, possible loans from management together with possible investments from outside parties, will be sufficient for the next year” and also deleted “We estimate that the money we have in the bank plus the minimum proceeds we anticipate receiving from this IPO by management will be sufficient to sustain our business plan as a public company for a maximum of one year”.

14.	We have deleted this risk. The risk we had intended to describe here is better described by the risk description found on page 13 starting with the bold faced wording “Because 93%...”.

15.
 We have altered the table and related copy. We now disclose offering expenses estimated at $1,000 with the planned use of net proceeds of $19,000 rather than gross proceeds of $20,000.  We have also included language to clarify that this offering is on a “best efforts” basis; that the offering scenarios presented are for illustrative purposes only; and that the actual amount of proceeds, if any, may differ.

16.
 In the section Management’s Discussion and Analysis or Plan of Operation, subheading “Plan of Operation and Projections”, we have included much additional material. Our plan is now a viable plan of a going concern. Please see page 22.

17.	We have included an explanation of the relevance of the quote from Machio Kaku’s book to our business on page 19.

18.	We have expanded our discussion in connection with signs to explain how signs are relevant to our business. We are including a photo of our prototype IVR sign as Exhibit 99.1.

19.
We are unable to provide independent supplemental materials. We have deleted or rewritten   paragraphs one, three and five under Our Supply of Buyer Agents.

We have deleted or rewritten paragraph two under Our Supply of Buyer agents.

We have made similar deletions and modifications to the material contained in the section entitled The Real Estate Industry.

20.
Supplementally, we are providing the Commission with the information requested. Because we regard portions of the following as proprietary, we have included only the non-proprietary portions of the following supplemental information in our prospectus on page 20.

Ms. Brigitte Lippman
Octobe 13, 2011

“Each time a home buyer sees a FOR SALE sign and the Home Treasure Finder’s IVR SIGN in front of it, the prospective buyer will have two options:

1.	They can elect to call the listing agent directly by calling the number displayed on the larger sign, or

2.	They may elect to call the 1800 number displayed on the smaller Home Treasure Finder IVR SIGN.

If they elect to call the listing agent directly, Home Treasure Finders will not acquire the lead.

If they call the 1800 number, the prospective buyer will be prompted to key in the property code displayed on the IVR SIGN and a pre-recorded message containing information about the property will be played giving a brief description of the property size, amenities, etc.

The 24 hour pre-recorded message line provides them with a method to obtain the property information without first having to talk to a sales person. The IVR system used by Home Treasure Finders captures the prospective buyers phone number and sends the number directly to us and our buyer agent via a text message. Thereafter, within as little as a few minutes, our trained buyer agent should be calling them back utilizing a proprietary script written by Corey Wiegand. Using the script, the Home Treasure Finder buyer agent suggests the caller enter an agency relationship with our buyer agent.”

At the maximum funding level we will spend a larger portion of  proceeds to have our software designers fully integrate the IVR system into the Home Treasure Finders website. This will aid us in tracking the incoming leads and potentially save us annually, thousands of dollars in monthly fees. Alternatively, if less than the maximum is raised, we will sign a yearly contract with a third party to provide us functional generic IVR service for a monthly fee.

We have revised the sections regarding IVR in accordance with Rule 421(b) under the Securities Act of 1933. We now include a brief explanation of how this technology works and how we plan to use IVR in our business.

21.	We have disclosed the details of our “new business model” and detailed that we expect to generate significant revenue in 2012. See Plan of Operation and Projections starting on page 22.

22.	We have deleted these statements.

23.
We have described our planned buyer agent’s incentive in the section entitled Plan of Operations and Projections starting on page 22. For example the incentive to our buyer agents for closing 9 sales projected from the activity of our buyer’s agents (Commissions to BA’s) is $25,200 during the second quarter of 2012.  This means that our Buyer Agents will be paid an incentive of 50% of Gross Commissions.

Ms. Brigitte Lippman
Octobe 13, 2011

24.	We have made a revision to reflect the correct loss since inception.

25.
Following is the material Corey Wiegand provided in connection with the “nature and  purpose” of past expenditures.  The corresponding cost figures for each year are displayed as determined from our books by Mary Dalling, CPA.

2008 management tasks -- $33,300

During 2008, management adopted a “new business model.” Prior to 2008 our marketing plan depended solely on attracting buyers and sellers to our website and converting those Internet-based leads into sales. As of 2008 we both fine-tuned our IVR marketing plan and decided to begin our efforts here locally in Colorado.  Management tasks included; researching different IVR service modules, researching different sign manufacturing companies, designing workflow systems, establishing marketing channels, supervising Web design and software design contractors, and restructuring our business model.

2008 consultant tasks -0-

in 2008, our consultants in web design and software design began shifting their work from our previous plans for marketing which included posting thousands of ads on online websites like craigslist and began brainstorming ways to utilize the website to successfully manage and track IVR telephone leads and create an auto e-mail campaign designed to motivate buyers to make decisions more quickly. This shift in our business model simplifies some aspects of our online presence and complicates others. Our consultants began rewriting much of the HTML code in order to embrace our new localized marketing strategy.

2009 management tasks -- $12,700

in 2009, management researched and identified a method for locating and contracting with Colorado-based real estate agents interested in working with more buyers and investors. We ran several test ads on several websites in order to investigate how to best attract motivated individuals who either have significant experience or can easily be trained to convert IVR leads into referral income. Management also began writing the introductory seminar designed to motivate buyer agents to sign our master referral agreements and began responding to IVR leads.

2009 consultant tasks -- $3,720

in 2009, our consultants began meeting at Corey Wiegand’s home every week to establish weekly progress and a tasks lists associated with the website. During these meetings, Wiegand directed the consultants and challenged them to find inexpensive ways to track, store, and capitalize data collected from IVR lead generation. These processes are still under development and have yet to be fully implemented.

2010 management tasks -- $21,820

During 2010, management began establishing relationships with established listing agents in the Colorado market. As a test Corey Wiegand established a verbal agreement with Fannie Mae REO listing agent Dan Clark. In addition, we can continue to work on writing a business plan, writing text for the website, and supervising our consultants during weekly meetings.

Ms. Brigitte Lippman
Octobe 13, 2011

2010 consultant tasks --  $3,320

During  2010, our consultants helped us design a sign rider mounting system that is independent from the real estate signs used up by the listing agents that outsource their buyer calls to us. This will save costs and time associated with a pickup and delivery of IVR sign riders. Also in 2010 our consultants continued working on web-based data collection and continued researching web based marketing strategies. Our consultants also identified the top 100 listing agents in Colorado and developed a call list to be utilized by Corey Wiegand.  Call list took a significant amount of time to develop because it includes phone, address, web address, and secondary phone numbers.

2011 management tasks --  $12,090

During 2011, management continued work with our bookkeeper and accountant, Mary Dalling, CPA and our auditor, HJ Associates. The goal was to file a Registration Statement on Form S-1 so that we could raise the money we believed would be necessary to activate our business plan. We also began recruiting buyer agents. As of June 2011, we have successfully recruited two buyer agents that we believe are ready to begin responding to IVR leads in the Denver/Boulder metro area. During 2011 management also supervised its technical contractors and created strategic partnerships with local lenders and a credit repair company.  Corey Wiegand created a sales presentation designed to attract listing agents to eventually sign an outsourcing contract, when available.

2011 consultant tasks -0-

Thus far in 2011, our consultants created a call list of middle level listing agents. Management directed the consultants to develop this second list so that we may begin operations on a smaller scale.  This allows us to modify our business model as required.  We believe working first with a few mi- level listing agents to start, may help us avoid becoming overwhelmed by an initial high volume of IVR inquiries.

26.	We have added the following description of the “Ambermax III Transaction.”

On November 14, 2007, a “ Share Exchange Agreement” See Exhibit 10.1, was entered for the exchange of 1,125,000 shares of the common stock of Home Treasure Finders, a Colorado Corporation for all of the issued and outstanding shares, that being 1,125,000 shares,  of Ambermax III Corporation, a Colorado corporation.

At closing Ambermax III delivered to Home Treasure finders:

1.	All the issued and outstanding shares of Ambermax III

2.	A certified check in the amount of $12,676, made payable to Home Treasure Finders, representing the cash held by Ambermax III at Compass Bank, that being the only asset of Ambermax III.

3.	All Company books and records

4.	The resignation of James Wiegand from all positions held with Ambermax III

Ms. Brigitte Lippman
Octobe 13, 2011

At closing Home Treasure Finders delivered to Ambermax III:

Stock certificates evidencing, in aggregate, 1,125,000 shares of the common stock  of Home Treasure Finders, Inc.

Our financial statements provide further information in Note 3.  Our Consolidated Statement of Changes in Shareholder Equity contains an entry dated November 28, 2008 documenting the deposit into our bank of $12,676 and the issuance of 1,125,000 shares.

Since the date of closing there has been no activity in our subsidiary. James Wiegand, former Registered Agent of Ambermax III, last filed an annual report with the Colorado Secretary of State on June 3, 2009. Ambermax III is now delinquent in its filings with the Colorado Secretary of State, and scheduled to be dissolved by law.

27.	Please see section entitled Projections, where we show how the minimum level funding will satisfy the needs of our business for one year.

28.	Corey Wiegand is not a full time employee. He will spend approximately 160 hours per quarter on the business of Home Treasure Finders.

29.	Corey Wiegand is the sole director. Kevin Byrne no longer serves in any capacity. Byrne was an officer and director at the time he was issued shares for cash. During December 2010, Byrne resigned all position previously held.

30.	Corey Wiegand’s Biography for the last five years, including Dates of employment, Job title, Job Description, Employer and location of employer is detailed in the table below.

Dates of Employment	Job Title	Job Description	Employer/Location

August, 2001- December, 2007	Personal Trainer, Personal Training Manager	Trained Clients, Managed and Marketed Other Personal Trainers	Mountain’s Edge Fitness Center, Boulder Colorado
August, 2006- September, 2008	Real Estate Investor	Located Fix and Flip Deals for a small investor Group	Info-Foreclosure LLC Denver Metro Area Colorado
November, 2007-Present	Realtor	Buyer and Investor Sales Specialist	RE/MAX Alliance, Boulder, Colorado
July 2008- Present	President	Create a Local and National Referral source and Outsourced Buyer Agency Sales Force for Realtors.	Home Treasure Finders Inc. Denver Metro Area Colorado

Ms. Brigitte Lippman
Octobe 13, 2011

31.	We have deleted the second and fourth paragraphs as the cited transactions do not constitute director and officer compensation.

32.
We have corrected a typographical error, deleting “2006” and replacing it with “2008”.

To reconcile the content of this section with Note 1(a), we have added the following disclosure with respect to the shares issued to Kevin Byrne who served as an officer and director during 2008.Kevin Byrne subsequently resigned all positions held.

“ Our former officer and director, Kevin Byrne, was issued 3,400,000 shares of our common stock on July 28, 2008 for $2,091 in cash.”

33.	We have deleted the referenced copy under “Reports” and replace it with the copy under “Available Information” … “ For future information about us……at http//www.sec.gov.

34.	We have described the primary offering and identified our CEO, CFO and President, Corey Wiegand as the person selling shares in this offering.

35.	We have provided an audit with conformed signature by audit firm.

36.
We have added the following to audit footnotes:

In accordance with ASC 505-50-30 the Company measures the cost of common stock isuances to non-employes for goods or services received based on either the fair value of the equity instruments issued or the fair value of the goods or services received, whichever is more determinable. Because there has been no public market for our common stock to date, we have measured the cost of our issuances based on the value of the services received.

37.
We have added the following to audit footnotes:

To determine the value of contributed services, our officers and stockholders first estimated the number of hours they contributed throughout the year.  They then estimated the value of their services per hour they would be paid if they were employed by another non-related company.  Finally, the number of hours contributed were multiplied by the estimated value per hour to determine the total estimated cost of contributed services.

38.	We have expanded our disclosure concerning indemnification of our officer and director in conformance to Item 702 of Regulation S-K

Ms. Brigitte Lippman
Octobe 13, 2011

Limitation of Liability

Article 8(d) of our articles of incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to us and to our shareholders for breach of a duty as a director. There is no elimination of liability for:

●	a breach of duty involving appropriation of our business opportunities;

●	an act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

●	a transaction from which the director receives an improper material tangible personal benefit; or

●	the types of liability set forth in Sections 7-106-401and Section 7-108-401 of the Colorado Revised Statutes dealing with unlawful distributors of corporate assets to shareholders.

Article 8(d) does not eliminate or limit our right or our shareholders’ right to seek injunctive or other equitable relief not involving monetary damages.

We adopted certain provisions of the Colorado Business Corporation Code that allow Colorado corporations, with the approval of their shareholders, to include in their articles of incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. We included these provisions to encourage qualified individuals to serve and remain as our directors. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. We also included these provisions to enhance our ability to obtain liability insurance for our directors at a reasonable cost. While we have obtained liability insurance covering actions our directors take in their capacities as directors, our board of directors believes that the current directors’ liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. Our board of directors believes that our limitation of directors’ liability will enable us to obtain such insurance in the future on terms more favorable than if such a provision were not included in our articles of  incorporation.

Indemnification

Our bylaws contain certain indemnification provisions that provide that our directors, officers, employees and agents will be indemnified against expenses they actually and reasonably incur if they are successful on the merits of a claim or proceeding.

When a case or dispute is not determined ultimately on its merits, the indemnification provisions provide that we will indemnify directors when they meet the applicable standard of conduct. A director meets the applicable standard of conduct if the director acted in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, our shareholders or our independent legal counsel determines whether the applicable standard of conduct has been met in each specific case.

Ms. Brigitte Lippman
Octobe 13, 2011

Our bylaws also provide that the indemnification rights are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than that described in our bylaws if we choose to do so, subject to our shareholders’ approval. We may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages.

The indemnification provisions of our bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not we would have had the power to indemnify against such liability.

We are not aware of any pending or threatened action, suit, or proceeding involving any of our directors or officers for which such directors or officers may seek indemnification from us.

We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers, and controlling persons for violations of the Securities Act of 1933 is against public policy and is therefore unenforceable. In the event that a claim for indemnification against such liabilities other than our payment of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit, or proceeding is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

39.	We have corrected a typographical error, deleting “406” and replacing with “506”.

40.	Based upon this comment we have recently filed Form D. The filing of this form was overlooked but the oversight has been corrected.

41.	Opinion on Legality, written by Roger Davidson, including consent to file, is now included as Exhibit 5.1

42. & 43.	We have located and incorporate a correct description of our “Undertakings”

Ms. Brigitte Lippman
Octobe 13, 2011

The undersigned Registrant hereby undertakes as follows:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

(3)	To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

(b)
Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

44.	We have provided an additional certification as requested. Corey Wiegand has signed this certification additionally as Sole Director and Principal Accounting Officer (CFO).

We believe the document is much improved and await the Commission’s response.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand
President, Sole Director, Chief Financial Officer and Principal Accounting Officer

James B. Wiegand

November 28, 2008

Corey Wiegand
Kevin Byrne

Gentlemen,

Concurrent with the consummation today of the Share Exchange Agreement between Home Treasure Finders and Ambermax III , this constitutes my resignation from all positions held with Ambermax III Corporation, effective immediately.

Sincerely,

/s/ James Wiegand
James Wiegand